1-14757

P.E. 6/30/05

DRYCLEAN USA Inc®

Clean Across America®

05069722

PROCESSED
OCT 26 2005
THOMSON FINANCIAL

MAIL PROCESSING SECTION
RECEIVED
OCT 24 2005
WASH. D.C. 209

Annual Report 2005

65312

A Company Profile

The Company is composed of two operating divisions:

I. The Steiner-Atlantic Division

Founded in 1960, it is one of the nation's leading distributors of commercial laundry, dry cleaning equipment and steam boilers in the United States, the Caribbean and Latin America. It services hotels, hospitals, cruise ships, linen laundries, independent dry cleaners and DRYCLEAN USA franchise stores.

Through its subsidiary, Steiner-Atlantic Brokerage Corp., it acts as a broker to assist others seeking to buy or sell existing dry cleaning stores and coin laundry businesses. Through another subsidiary, DRYCLEAN USA Development Corp., it develops new turn-key dry cleaning establishments for resale to third parties.

II. DRYCLEAN USA Franchise Division

DRYCLEAN USA is one of the largest and most respected, franchise and license operations in the dry cleaning industry, currently consisting of over 400 franchised and licensed locations in the United States, the Caribbean and Latin America.


DRYCLEAN U.S.A

Market for the Common Equity and Related Stockholder Matters.

The Company's Common Stock is traded on the American Stock Exchange (the "Amex") and on the Chicago Stock Exchange, each under the symbol "DCU." The following table sets forth, for the Company's Common Stock, the high and low sales prices on the Amex, as reported by Amex, for the periods reflected below.

	High	Low
Fiscal 2004		
First Quarter	$ 1.46	$ .60
Second Quarter	2.04	1.03
Third Quarter	2.10	1.50
Fourth Quarter	1.95	1.55
Fiscal 2005		
First Quarter	$ 3.30	$ 1.40
Second Quarter	2.54	1.80
Third Quarter	3.50	2.25
Fourth Quarter	3.19	2.23

As of September 23, 2005, there were approximately 488 holders of record of the Company's Common Stock.

The Company paid a $.05 per share annual dividend on October 31, 2003 to stockholders of record on October 17, 2003; an annual dividend of $.06 per share on November 1, 2004 to stockholders of record on October 15, 2004; and a $.035 per share semi-annual dividend on May 2, 2005 to stockholders of record on April 15, 2005. On September 23, 2005 the Board of Directors declared a $.04 per share semi-annual dividend payable on November 1, 2005 to stockholders of record on October 14, 2005. The Company is a party to a Loan and Security Agreement with a commercial bank, which, among other things, provides that the Company may declare or pay dividends only to the extent that the dividend payment would not reasonably likely result in a failure by the Company to maintain specified consolidated debt service or short-term debt to equity ratios.

The Company did not sell any equity securities during the year ended June 30, 2005 that were not registered under the Securities Act of 1933, as amended.



Contents

President's Message



Michael S. Steiner
President &
Chief Executive Officer

As we have reported, the Company, over the last few years, made several moves to ensure profitability, growth and increased shareholder value. We started by selling the telecommunications division, which was unprofitable due to the downturn in the industry. We prepaid the remaining portion of our outstanding term loan making the Company debt free, and we expanded our sales territory and sales staff for our existing products.

These strategic moves produced the very successful year we have just concluded. Net earnings for fiscal 2005 were up 31.7% to $706,263 or $.10 per diluted share on revenues of $18,389,009, compared to net earnings of $536,217 or $.08 per diluted share on revenues of $14,672,265 for fiscal 2004. This represents a 25.3% increase in revenues in fiscal 2005 over fiscal 2004. Included in this revenue increase is a 28.2% improvement in export sales, which had been depressed, in recent years.

As already reported, in June 2004, we expanded our geographical sales territory for certain of our laundry products to include most of Florida. We also increased our sales staff with new sales engineers and now have representation in Orlando, Tampa Bay and Jacksonville for most of our products and spare parts. This expansion has proved successful as evidenced by the increases in sales and earnings.

In January 2005, we signed an exclusive license agreement with Whirlpool Corporation, licensing Whirlpool the use of our patented technology on home appliances. We received an up front payment of $350,000 and are to receive future royalties during the three-year period following the introduction of Whirlpool manufactured products using the innovative new technology. In May 2005, patents covering the technology were granted to the Company by the United States Patent Office.

As it takes time to incorporate our technology into new products, we do not expect to receive on-going royalties in fiscal 2006. However, we are optimistic that the royalties will contribute to our revenue stream shortly thereafter.

Cash on hand and cash to be generated from operations is expected to remain strong during the coming year. The Board of Directors, in line with its policy of disbursing excess cash to our stockholders, increased our semi-annual dividend of $.035 per share paid in May 2005 to $.04 per share payable in November 2005, a 25% increase in the annual rate over last year.

Fiscal 2006 looks to be another successful year based on the amount and size of in house orders, quotations outstanding and the level of business activity. However, Hurricane Katrina will affect the first quarter of fiscal 2006 due to shipping delays from one of the Company's major laundry equipment and spare parts suppliers located near New Orleans. While this event will disrupt the first quarter, we believe results for the entire year will not be materially affected.

As always, we wish to acknowledge and thank not only our employees for their commitment, but also you, our shareholders for your continuing faith in our Company.

Michael S. Steiner
President & Chief Executive Officer

Management's Discussion and Analysis or Plan of Operation.

General

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto which appear in this Report.

Overview

In June 2004, the Company obtained an expansion of territory in which it acts as a distributor for certain laundry products to cover most of Florida. The Company also added two experienced sales engineers and hired a new Executive Vice President and Chief Operating Officer to cover the expanded territory and to expand sales of the other products marketed by the Company in that geographical area.

During the twelve month period ended June 30, 2005, in which the Company has operated with the expanded territory, sales increased by 25.3% over last year. Gross margins, however, were reduced by 2.6 percentage points due to the larger volume of sales and the increased size of each order, which carry smaller margins in order to remain competitive. The increased sales volume more than offset the decrease in margins. Selling, general and administrative expenses increased by 10.9% for the twelve-month period of fiscal 2005 mostly due to the larger sales staff and increased volume of sales.

The supplier of a significant portion of the Company's laundry equipment and spare parts for their laundry equipment is located near New Orleans. This supplier has reported to us that its plant was slightly damaged by Hurricane Katrina with no water damage and limited wind damage; however, its power and employee availability have been disrupted. The Company has some inventory of this equipment and spare parts and has contacted customers with pending orders, who have expressed a willingness to cooperate with the Company. The Company expects some disruption in its business in the near term but believes that its full year results will not be materially effected thereby.

Inventory levels at June 30, 2005 increased by $118,214 or 4.0% from June 30, 2004 and are expected to increase to a higher level in order to maintain increased sales and the greater number of customers associated with the expanded territory.

Cash on hand has been adequate to fund the expansion although cash decreased by $160,135 at June 30, 2005 from a year ago. The Company paid a $.06 per share annual dividend (an aggregate of $421,467) paid on November 1, 2004 and the $.035 per share semi-annual dividend (an aggregate of $245,857) paid on May 2, 2005.

In January 2005, the Company signed an exclusive license agreement with Whirlpool Corporation, licensing the use of the Company's patent technology on home appliances. Whirlpool paid to the Company $350,000, including $331,100 as a one time up front fee for the exclusive license, and is to pay royalties during the three year period following the introduction of Whirlpool manufactured products using the licensed technology. After this period, Whirlpool will retain a non-exclusive license and the Company is free to license its technology to other manufacturers. The $331,100 fee for the exclusive license was classified as unearned income and is being amortized over 48 months, the life of the contract.

Liquidity and Capital Resources

For the twelve month period ended June 30, 2005, cash decreased by $160,135 compared to an increase of $128,110 for the same period of 2004. The primary reason for the decrease was dividend payments in November of 2004 and May 2005 aggregating $667,324. This use of cash was partially offset by a $350,000 one-time payment received from Whirlpool in accordance with the license agreement and the Company's net earnings of $706,263. The increase in fiscal 2004 was primarily attributable to the Company's net earnings of $536,217 offset, in part, by a dividend payment of $350,722.

The following table summarizes the Company's Consolidated Statement of Cash Flows:

	Years Ended June 30, 2005	2004
Net cash provided (used) by:		
Operating activities	$460,462	$391,611
Investing activities	36,727	69,221
Financing activities	(657,324)	(332,722)

Cash provided by operating activities increased by $68,851 in fiscal 2005 compared to cash provided by operating activities in fiscal 2004. Continued surveillance of our accounts receivable kept bad debts in line when compared to fiscal 2004. Accounts, notes and lease receivables and inventories increased by $369,333 and $118,214, respectively, in fiscal 2005 mostly attributable to the expanded territory and the increased number of customers. There were also increases in these components at year end in fiscal 2004 due to the start up and support of the expanded territory which began in June 2004. Accounts payable and accrued expenses decreased in fiscal 2005 by $231,875 as the Company took advantage of any discounts available. This compared to an increase of $34,918 in fiscal 2004 due to the increased inventory purchased in June to support the expanded territory. The Whirlpool payment of $331,100 received in January 2005 for a four-year exclusive license to employ the Company's technology in Whirlpool products was treated as unearned income and is being amortized over 48 months. Accrued employee expenses decreased by $23,113 due to a reduction in employee bonus expense.

Investing activities provided cash of $36,727 in fiscal 2005 compared to $69,221 provided in fiscal 2004. Fiscal 2005 contained an extra monthly payment on the outstanding note associated with the sale of the telecommunications segment compared to fiscal 2004. All monthly payments were current at fiscal 2005 year end. The Company increased its capital expenditures in fiscal 2005 for renovating and restructuring its main offices and acquiring updated software licenses for its business programs. Patent expenditures remained substantially the same for both fiscal years.

Financing activities used cash of $657,324 in fiscal 2005, mostly due to increased dividend payments compared to fiscal 2004 ($667,324 compared to $350,722). Expenditures for both years were partially offset by the exercise of stock options to purchase 10,000 shares in fiscal 2005 and 18,000 shares in fiscal 2004 at $1.00 per share.

On September 27, 2004, the Company's Board of Directors declared a $.06 per share annual dividend (or an aggregate of $421,467) payable on November 1, 2004 to shareholders of record on October 15, 2004. On March 23, 2005, the Company's Board of Directors declared a $.035 per share semi-annual dividend (or an aggregate of $245,857) payable on May 2, 2005 to shareholders of record on April 15, 2005. On September 23, 2005 the Board of Directors declared a $.04 per share semi-annual dividend (or an aggregate of $280,978) payable on November 1, 2005 to stockholders of record on October 14, 2005.

On October 28, 2004, the Company received an extension until October 30, 2005 of its existing $2,250,000 revolving line of credit facility. In addition, the Loan Agreement was amended to eliminate the borrowing base restriction on borrowings under the revolving credit facility, thereby enabling the Company to borrow up to the full $2,250,000 amount available under that facility regardless of the Company's levels of accounts receivable and inventories. The Company's obligations under the facility continue to be guaranteed by the Company's subsidiaries and collateralized by substantially all of the Company's and its subsidiaries' assets. The Company believes it will be able to renew this facility with the same lender on similar terms.

The Company believes that its present cash position, the cash it expects to generate from operations and cash borrowings available under its line of credit will be sufficient to meet its presently contemplated operational needs.

Off-Balance Sheet Financing

The Company has no off-balance sheet financing arrangements within the meaning of item 303(c) of Regulation S-B.

Results of Operations

	Years Ended June 30, 2005	2004	
Net sales	$17,564,559	$14,020,703	+25.3%
Development fees, franchise and license fees, commissions and other	824,450	651,562	+26.5%
Total revenues	$18,389,009	$14,672,265	+25.3%

Revenues for the year ended June 30, 2005 increased by $3,716,744 (25.3%) over fiscal 2004. Increases in sales were experienced in commercial laundry and dry cleaning machines, mostly attributable to the expansion of the territory since June 2004 and the increased number of sales staff. Increased revenues of 8.9% were also reported by the Company's development business, which develops turn-key cleaning establishments for resale to third parties; however, the broker business experienced a reduction of 31.3% in revenues. Both these subsidiaries account for less than 1% of the Company's revenues. For fiscal 2005, sales of parts increased by 11.1%, laundry equipment sales increased 75.8%, boiler sales increased 26.9% and dry cleaning equipment sales increased 3.3%.

Franchise and license fees increased by $89,656 (32.5%) in fiscal 2005 compared to fiscal 2004, attributable to an improved domestic economy.

Overall expenses of the Company, including costs of sales, were 93.9% of total revenues in fiscal 2005, compared to 94.3% in fiscal 2004. The decrease, as a percentage of revenues, reflects relatively stable overall costs spread over increased revenues.

	Years Ended June 30, 2005	2004
As a percentage of net sales:		
Cost of sales	74.9%	72.3%
As a percentage of revenues:		
Selling, general and administrative expenses	22.1%	25.0%
Research and development	.2%	.3%
Total expenses	93.9%	94.3%

Cost of goods sold, expressed as a percentage of sales, increased to 74.9% in fiscal 2005 compared to 72.3% in fiscal 2004. The increased costs were due to the larger volume of sales and the increased size of each order, which carry smaller margins in order to remain competitive.

Selling, general and administrative expenses increased by $399,499 (10.9%), but improved as a percentage of revenues to 22.1% in fiscal 2005 from 25.0% in fiscal 2004. Most of the increase was due to a 9.8% increase in payroll expenses associated with the increased sales staff. Increases were also experienced in insurance (13.2%), professional fees (40.3%) and supplies (26.2%), but were offset by decreases in commissions (20.5%) and telephone expenses (15.2%). Most other expenses in this category showed slight increases in line with inflation and to support the increased volume of sales.

Research and development expenses remained essentially flat and are a small part of the Company's total operating expenses. These expenses relate to ongoing research on the Company's Green-Jet® technologies and the application of these technologies to smaller dry-cleaning machines.

Interest income decreased by $13,118 (55.1%), primarily due to the lower outstanding principal balance of the note received by the Company as part of the consideration for the sale of its telecommunications segment in July 2002, offset by the rise in interest rates.

The Company's effective income tax rate of 37.7% in fiscal 2005 approximated its effective income tax rate of 37.2% in fiscal 2004.

Inflation

Inflation has not had a significant effect on the Company's operations during any of the reported periods.

Transactions with Related Parties

The Company leases 27,000 square feet of warehouse and office space from William K. Steiner, a principal shareholder, Chairman of the Board of Directors and a director of the Company. The Company and Mr. Steiner entered into a new lease on September 9, 2005 for a three-year period beginning November 1, 2005 at an annual rental of $94,500, with annual increases commencing November 1, 2006 of 3% over the rent in the prior year. The Company is to bear real estate taxes, utilities, maintenance, non-structural repairs and insurance. The new lease contains two three-year renewal options in favor of the Company. The Company believes that the terms of the lease are comparable to terms that would be obtained from an unaffiliated third party for similar property in a similar locale.

In addition, in fiscal 2005, the Company paid two law firms, in which a director is of counsel, an aggregate of $81,500 for legal services performed.

Critical Accounting Policies

Securities and Exchange Commission Financial Reporting Release No. 60 encourages all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Management believes the following critical accounting policies affect the significant judgments and estimates used in the preparation of the Company's financial statements:

Revenue Recognition and Accounts and Notes Receivable

Equipment and replacement parts are generally shipped FOB from the Company's warehouse or drop shipped FOB factory at which time risk of loss and title passes to the purchaser and the sale is recorded. Commissions and development fees are recorded when earned, generally when the services are performed or the transaction is closed. Individual franchise arrangements include a license and provide for payment of initial fees, as well as continuing service fees. Initial franchise fees are generally recorded upon the opening of the franchised store, which is evidenced by a certificate from the franchisee, indicating that the store has opened, and collectibility is reasonably assured. Continuing services fees represent regular contractual payments received for the use of the "Dryclean USA" marks, which are recognized as revenue when earned, generally on a straight line basis.

Accounts and trade notes receivable are customer obligations due under normal trade terms. The Company sells its products primarily to independent dryclean and laundry stores. The Company's note receivable represents the amounts due from the sale of the telecommunications business. The Company performs continuing credit evaluations of its customers' financial condition and depending on the term of credit, the amount of the credit granted and management's past history with a customer, the Company may require the debtor to pledge the purchased equipment as collateral for the receivable. Senior management reviews accounts and notes receivable on a regular basis to determine if any such amounts will potentially be uncollectible. The Company includes any balances that are determined to be uncollectible, along with a general reserve based on older aged amounts, in its overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off. The Company's non-trade note receivable is collateralized by the assets sold and is subject to personal guarantees by the principals of the debtor. All payments on that note are current. Based on the information available to management, it believes the Company's allowance for doubtful accounts as of June 30, 2005 is adequate. However, actual write-offs might exceed the recorded allowance.

Franchise License Trademark and Other Intangible Assets

The franchise license, trademark, patents and trade name are stated at cost less accumulated amortization. Those assets are amortized on a straight-line basis over the estimated future periods to be benefited (10-15 years). The patents are amortized over the shorter of the patents' useful life or legal life from the date such patents are granted. The Company reviews the recoverability of intangible assets based primarily upon an analysis of undiscounted cash flows from the intangible assets. In the event the expected future net cash flows should become less than the carrying amount of the assets, an impairment loss will be recorded in the period such determination is made, based on the fair value of the related assets.

Use of Estimates

The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates these estimates, including those related to allowances for doubtful accounts receivable, the carrying value of inventories and long-lived assets, the timing of revenue recognition for initial license and franchise fees from sales of franchise arrangements and continuing license and franchise service fees, as well as sales returns. Management bases these estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the recognition of revenues and expenses and the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised 2004) (SFAS 123(R)) "Share-based payment". SFAS 123(R) will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be re-measured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS 123(R) replaces FASB 123, Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. This guidance is effective as of the first interim or annual reporting period beginning after December 15, 2005 for Small Business filers such as the Company. SFAS 123(R) does not affect the Company at the present time but may effect the Company if it issues share-based compensation in the future.

In December 2004, the FASB issued FASB Statement No.151, "Inventory Costs," which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this Statement, such items will be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005 and must be applied prospectively. Adoption of this statement is not expected to impact the Company's financial position or results of operations because the Company does not manufacture inventory.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets," which amends APB Opinion No. 29, "Accounting for Nonmonetary Transactions." The amendments made by SFAS 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have "commercial substance." Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The provisions in SFAS 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Adoption of this pronouncement will not materially impact the Company's financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections – A Replacement of APB No. 20 and FASB Statement No. 3." Among other changes, SFAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a "restatement." The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005. Adoption of this pronouncement is not expected to materially impact the Company.

DRYCLEAN USA, Inc. and Subsidiaries

Consolidated Balance Sheets

June 30,	2005	2004
Assets (Note 5)		
Current assets		
Cash and cash equivalents	$ 1,582,116	$ 1,742,251
Accounts and trade notes receivable, net of allowance for Doubtful accounts of $130,000	1,949,750	1,600,087
Lease receivables (Note 2)	14,995	35,172
Inventories	3,090,017	2,971,803
Deferred income taxes (Note 4)	103,031	97,618
Note receivable-current (Note 13)	67,857	157,143
Other current assets	118,930	112,375
Total current assets	6,926,696	6,716,449
Lease receivables – due after one year (Note 2)	-	10,000
Note receivable, less current portion (Note 13)	-	67,857
Equipment and improvements, net (Note 3)	230,352	217,200
Franchise license, trademarks and other intangible assets, net (Note 1)	373,779	385,756
Deferred income taxes (Note 4)	10,248	26,859
	$ 7,541,075	$ 7,424,121
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued expenses	$ 679,505	$ 911,380
Accrued employee expenses	295,440	318,553
Unearned income	289,712	-
Customer deposits	577,440	550,042
Total current liabilities	1,842,097	1,779,975
Total liabilities	1,842,097	1,779,975
Commitments and contingencies (Notes 6, 8 and 9)		
Shareholders' equity (Notes 11 and 12)		
Preferred Stock, $1.00 par value: Authorized shares – 200,000; none issued and outstanding	-	-
Common stock, $0.025 par value: Authorized shares – 15,000,000; 7,055,500 and 7,045,500, shares issued and outstanding at 2005 and 2004, respectively, including shares held in treasury	176,388	176,138
Additional paid-in capital	2,075,870	2,066,120
Retained earnings	3,449,740	3,404,908
Treasury stock, 31,050 shares at cost	(3,020)	(3,020)
Total shareholders' equity	5,698,978	5,644,146
	$ 7,541,075	$ 7,424,121

See accompanying summary of accounting policies and notes to consolidated financial statements.

Consolidated Statements of Operations

Year ended June 30,	2005	2004
Revenues:		
Net sales	$ 17,564,559	$ 14,020,703
Development fees, franchise and license fees, commissions and other	824,450	651,562
Total	18,389,009	14,672,265
Cost of sales	13,157,427	10,137,623
Selling, general and administrative expenses	4,063,140	3,663,641
Research and development expenses	44,825	41,184
Total	17,265,392	13,842,448
Operating income	1,123,617	829,817
Other income:		
Interest income	10,692	23,810
Earnings before income taxes	1,134,309	853,627
Provision for income taxes (Note 4)	428,046	317,410
Net earnings	$ 706,263	$ 536,217
Net earnings per share (Note 10):		
Basic	$ .10	$ .08
Diluted	$ .10	$ .08
Weighted average number of shares of Common stock outstanding:		
Basic	7,023,146	7,009,188
Diluted	7,037,921	7,032,060

Consolidated Statements of Shareholders' Equity

	Common Stock		*Additional Paid-in*	*Treasury Stock*		*Retained*	
	Shares	*Amount*	*Capital*	*Share*	*Cost*	*Earnings*	*Total*
Balance at June 30, 2003	7,027,500	$ 175,688	$ 2,048,570	31,050	$ (3,020)	$ 3,219,413	$ 5,440,651
Stock options exercised	18,000	450	17,550	-	-	-	18,000
Dividends paid ($.05 per share)						(350,722)	(350,722)
Net earnings	-	-	-	-	-	536,217	536,217
Balance at June 30, 2004	7,045,500	176,138	2,066,120	31,050	(3,020)	3,404,908	5,644,146
Stock options exercised	10,000	250	9,750	-	-	-	10,000
Tax benefit from stock option Exercise	-	-	-	-	-	5,893	5,893
Dividends paid ($.06 per share)	-	-	-	-	-	(421,467)	(421,467)
Dividends paid ($.035 per share)	-	-	-	-	-	(245,857)	(245,857)
Net earnings	-	-	-	-	-	706,263	706,263
Balance at June 30, 2005	7,055,500	$ 176,388	$ 2,075,870	31,050	$ (3,020)	$ 3,449,740	$ 5,698,978

See accompanying summary of accounting policies and notes to consolidated financial statements.

DRYCLEAN USA, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Year ended June 30,	2005	2004
Operating activities:		
Net income	$ 706,263	$ 536,217
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	119,242	114,946
Bad debt expense	49,846	42,782
Provision for deferred income taxes	11,198	22,589
Tax benefit for stock option exercise	5,893	-
(Increase) decrease in operating assets:		
Accounts, trade notes and lease receivables	(369,333)	(251,761)
Inventories	(118,214)	(394,865)
Other current assets	(6,555)	56,719
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(231,875)	34,918
Accrued employee expenses	(23,113)	15,230
Unearned income	289,712	-
Customer deposits	27,398	214,836
Net cash provided by operating activities	460,462	391,611
Investing activities:		
Payments received on note receivable	157,143	144,048
Capital expenditures	(88,461)	(40,905)
Patent expenditures	(31,955)	(33,922)
Net cash provided by investing activities	36,727	69,221
Financing activities:		
Proceeds from exercise of stock options	10,000	18,000
Dividends paid	(667,324)	(350,722)
Net cash used in financing activities	(657,324)	(332,722)
Net (decrease) increase in cash and cash equivalents	(160,135)	128,110
Cash and cash equivalents at beginning of year	1,742,251	1,614,141
Cash and cash equivalents at end of year	$ 1,582,116	$ 1,742,251
Supplemental Information:		
Cash paid for:		
Income taxes	$ 438,000	$ 406,000

See accompanying summary of accounting policies and notes to consolidated financial statements.

Summary of Accounting Policies

Nature of Business

DRYCLEAN USA, Inc. and subsidiaries (collectively, the "Company") sell commercial and industrial laundry and dry cleaning equipment, boilers and replacement parts; sell individual and area franchises under the DRYCLEAN USA name; and act as a business broker in connection with the purchase and sale of retail dry cleaning stores and coin laundries.

The Company primarily sells to customers located in the United States, the Caribbean and Latin America.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of DRYCLEAN USA, Inc. and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

Revenue Recognition

Sales of products are generally shipped FOB origin and revenue is recorded as they are shipped. Shipping, delivering and handling fee income of approximately $303,000 and $245,000 for the years ended June 30, 2005 and 2004, respectively, are included as net sales in the consolidated financial statements. Shipping, delivering and handling costs are included in cost of sales. Commissions and development fees are recorded when earned. Individual franchise arrangements include a license and provide for the payment of initial fees for the granting of the franchise. Royalty fees are generated for the use of the name DRYCLEAN USA®. Initial franchise fees are generally recorded upon the opening of the franchise store. Continuing royalty fees are recorded when earned. Royalty fees recognized in fiscal 2005 and 2004 were $223,350 and $207,402, respectively.

Customer deposits represent primarily amounts received from customers for future delivery of equipment or services. In January 2005, the Company signed an exclusive license agreement with Whirlpool Corporation, licensing the use of the Company's patent technology on home appliances. Whirlpool Corporation paid to the Company $350,000, including $331,100 as a one time up front fee for the exclusive license, and is to pay royalties during the three year period following the introduction of Whirlpool Corporation manufactured products using the licensed technology. After this period, Whirlpool Corporation will retain a non-exclusive license and the Company is free to license its technology to other manufacturers. Unearned income represents the $331,100 fee for the exclusive license which is being amortized over 48 months, the life of the contract. At June 30, 2005, $289,712 remained to be amortized.

Accounts and Trade Notes Receivable

Accounts and trade notes receivable are customer obligations due under normal trade terms. The Company sells its products primarily to independent drycleaning and laundry stores. The non-trade note receivable represents the amounts due from the sale of the telecommunications segment as further discussed in Note 13. The Company performs continuing credit evaluations of its customers' financial condition and, depending on the terms of credit, the amount of the credit granted and management's history with a customer, the Company may require the customer to pledge the purchased equipment as collateral for the receivable. Senior management reviews accounts and notes receivable on a regular basis to determine if any such amounts will potentially be uncollectible. The Company includes any balances that are determined to be uncollectible, along with a general reserve, in its overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off. The Company's non-trade note receivable is collateralized by the assets sold and is supported by personal guarantees by the principals of the debtor. All payments on such note are current. Based on the information available, management believes the Company's allowance for doubtful accounts as of June 30, 2005 and 2004 is adequate. However, actual write-offs might exceed the recorded allowance.

Inventories

Inventories consist principally of equipment and spare parts. Equipment is valued at the lower of cost, determined on the specific identification method, or market. Spare parts are valued at the lower of average cost or market.

Equipment, Improvements and Depreciation

Property and equipment are stated at cost. Depreciation and amortization are calculated on accelerated and straight-line methods over lives of five to seven years for furniture and equipment and the lesser of ten years or the life of the lease for leasehold improvements for both financial reporting and income tax purposes, except that leasehold improvements are amortized over 31 years for income tax purposes. Repairs and maintenance costs are expensed as incurred.

Asset Impairments

The Company accounts for long-lived assets in accordance with the provisions of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standard ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less estimated costs to sell. The Company has determined that no assets had been impaired as of June 30, 2005 and 2004.

Income Taxes

The Company utilizes the asset and liability method wherein deferred taxes are recognized for differences between consolidated financial statement and income tax bases of assets and liabilities.

Cash Equivalents

Cash equivalents include all highly liquid investments with original maturities of three months or less.

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the

Summary of Accounting Policies

United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock Based Compensation

SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – An Amendment of FASB Statement No. 123." requires the Company to provide pro forma information regarding net earnings and net earnings per share as if compensation cost for the Company's stock options had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model. No options were granted in fiscal years 2005 or 2004. Based on these assumptions, under the accounting provisions of SFAS No. 123, the Company's net earnings and net earnings per common share would have been as follows:

Year ended June 30,	2005	2004
Net earnings, as reported	$ 706,263	$ 536,217
Less:: Total stock-based employee compensation expense determined under fair value based method for all awards	-	(4,500)
Pro forma earnings from continuing operations	$ 706,263	$ 531,717
Earnings per common share:		
Basic – As reported	$ .10	$ .08
Pro forma	.10	.08
Diluted – As Reported	.10	.08
Pro forma	.10	.08

All stock options were fully vested as of June 30, 2004. Thus, there was no pro forma compensation expense for 2005.

Earnings Per Share

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year. Diluted earnings per share are computed on the basis of the weighted average number of common shares and dilutive securities outstanding during each year. Securities having an anti-dilutive effect on earnings per share are excluded from the calculations.

Advertising Costs

The Company expenses the cost of advertising as of the first date the advertisement is run. The Company expensed approximately $145,000 and $157,000 of advertising costs for the years ended June 30, 2005 and 2004, respectively.

Fair Value of Financial Instruments

The Company's financial instruments consist principally of cash and cash equivalents, accounts and trade notes receivable, lease receivables, notes receivable, accounts payable and accrued expenses. Due to their relatively short-term nature or variable rates, the carrying amounts of such financial instruments, as reflected in the accompanying consolidated balance sheets, approximate their estimated fair value. Their estimated fair value is not necessarily indicative of the amounts the Company could realize in a current market exchange or of future earnings or cash flows.

Customer Deposits

Customer deposits represent advances paid by certain customers when placing orders for equipment with the Company. These deposits are generally non-refundable.

Franchise License, Trademark and Other Intangible Assets

Franchise license, trademark, and other intangible assets are stated at cost less accumulated amortization. These assets are amortized on a straight-line basis over the estimated future periods to be benefited (10-15 years). Patents are amortized over the shorter of the patent's useful life or legal life from the date such patent is granted. The Company reviews the recoverability of intangible assets based primarily upon an analysis of undiscounted cash flows expected to be generated from the acquired assets. In the event the expected future net cash flows should become less than the carrying amount of the assets, an impairment loss will be recorded in the period such determination is made, based on the fair value of the related assets.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

New Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (Revised 2004) (SFAS 123(R)) "Share-based payment". SFAS 123(R) will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be re-measured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS 123(R) replaces FASB 123, Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. This guidance is effective as of the first interim or annual reporting period beginning after December 15, 2005 for Small Business filers such as the Company. SFAS 123(R) does not affect the Company at the present time but may affect share-based compensation in the future.

In December 2004, the FASB issued FASB Statement No.151, "Inventory Costs," which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this Statement, such items will be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005 and must be applied prospectively. Adoption of this statement is not expected to impact the Company's financial position or results of operations because the Company does not manufacture inventory.

Notes to Consolidated Financial Statements

In December 2004, the FASB issued FASB Statement No. 153, "Exchanges of Nonmonetary Assets," which amends APB Opinion No. 29, "Accounting for Nonmonetary Transactions." The amendments made by Statement 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have "commercial substance." Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The provisions in Statement 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Adoption of this pronouncement will not materially impact the Company's financial position or results of operations.

In May 2005, the FASB issued FASB Statement No. 154, "Accounting Changes and Error Corrections – A Replacement of APB No. 20 and FASB Statement No. 3." Among other changes, Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a "restatement." The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005. Adoption of this pronouncement is not expected to materially impact the Company.

1. Intangible Assets

Franchise license, trademark and other intangible assets consist of the following:

	Estimated Useful Lives (in years)	June 30, 2005	June 30, 2004
Franchise license agreements	10	$ 529,500	$ 529,500
Trademarks, patents and tradenames	10-15	210,417	139,864
		739,917	669,364
Less accumulated amortization		(366,138)	(283,608)
		$ 373,779	$ 385,756

Amortization expense amounted to $64,444 in fiscal 2005 and $57,472 in fiscal 2004.

2. Lease Receivables

Lease receivables result from customer leases of equipment under arrangements which qualify as sales-type leases. At June 30, 2005 and 2004, future lease payments, net of deferred interest ($312 and $891 at June 30, 2005 and 2004, respectively), due under these leases amounted to $14,995 and $35,172, respectively.

3. Equipment and Improvements

Major classes of equipment and improvements consist of the following:

June 30,	2005	2004
Furniture and equipment	$ 745,810	$ 695,836
Leasehold improvements	353,804	330,914
	1,099,614	1,026,750
Less accumulated depreciation and amortization	(869,262)	(809,550)
	$ 230,352	$ 217,200

Depreciation and amortization of equipment and improvements amounted to $54,798 and $57,474 for the years ended June 30, 2005 and 2004, respectively.

4. Income Taxes

The following are the components of income taxes (benefit):

Year ended June 30,	2005	2004
Current		
Federal	$ 353,100	$ 252,183
State	63,748	42,638
	416,848	294,821
Deferred		
Federal	9,561	19,309
State	1,637	3,280
	11,198	22,589
	$ 428,046	$ 317,410

The reconciliation of income tax expense computed at the Federal statutory tax rate of 34% to income taxes (benefit) is as follows:

Year ended June 30,	2005	2004
Tax at the statutory rate	$ 385,665	$ 290,233
State income taxes, net of federal benefit	41,176	31,086
Other	1,205	(3,909)
	$ 428,046	$ 317,410

Deferred income taxes reflect the net tax effect of temporary differences between the bases of assets and liabilities for financial reporting purposes and the bases used for income tax purposes. Significant components of the Company's current and noncurrent deferred tax assets and liabilities are as follows:

Year ended June 30,	2005	2004
Current deferred tax asset (liability):		
Allowance for doubtful accounts	$ 48,919	$ 48,919
Inventory capitalization	49,739	63,742
Other	4,373	(15,043)
	103,031	97,618
Noncurrent deferred tax asset (liability):		
Equipment and improvements	(31,300)	(12,825)
Franchise, trademarks and other intangible assets	41,548	39,684
	10,248	26,859
Total net deferred income tax asset	$ 113,279	$ 124,477

Notes to Consolidated Financial Statements

5. Credit Agreement and Term Loan

In December 2001, the Company entered into a bank loan agreement for a facility consisting of a term loan of $960,000 and a revolving credit facility of $2,250,000, including a $1,000,000 letter of credit subfacility and $250,000 foreign exchange subfacility. In May 2003, the Company pre-paid the outstanding balance of the term loan. Prior to October 28, 2004, revolving credit borrowings were limited by a borrowing base of 60% of eligible accounts receivable and 60% of certain, and 50% of other, eligible inventories. On October 28, 2004, the Loan Agreement was amended to eliminate the borrowing base restriction under the revolving credit facility, thereby enabling the Company to borrow up to the full $2,250,000 amount available under the facility regardless of the Company's levels of accounts receivable and inventories. Borrowings under the revolving credit facility bear interest at 2.50% per annum above the Adjusted LIBOR Market Index Rate, are guaranteed by all of the Company's subsidiaries and are collateralized by substantially all of the Company's and its subsidiaries' assets. The revolving credit facility matures October 30, 2005. At June 30, 2005 and 2004, there were no outstanding borrowings, letters of credit or foreign exchange contracts outstanding under the line of credit. The loan agreement requires maintenance of certain debt service coverage and leverage ratios and contains other restrictive covenants, including limitations on the extent to which the Company and its subsidiaries may incur additional indebtedness, pay dividends, guarantee indebtedness of others, grant liens, sell assets and make investments.

6. Related Party Transactions

The Company leases warehouse and office space from a principal shareholder of the Company under an operating lease. Annual rental expense under this lease was $83,200 in each of fiscal 2005 and 2004.

The Company and the shareholder entered into a new lease on September 9, 2005 for a three-year period beginning November 1, 2005 at an annual rental of $94,500, with annual increases commencing November 1, 2006 of 3% over the rent in the prior year. The Company is to bear real estate taxes, utilities, maintenance, non-structural repairs and insurance. The new lease contains two three-year renewal options in favor of the Company. The Company believes that the terms of the lease are comparable to terms that would be obtained from an unaffiliated third party for similar property in a similar locale.

In addition, in fiscal 2005, the Company paid two law firms, in which a director is of counsel, an aggregate of $81,500 for legal services performed. In fiscal 2004, the Company paid one of these law firms $43,500 for legal services performed.

7. Concentrations of Credit Risk

The Company places its excess cash in overnight deposits with a large national bank. Concentration of credit risk with respect to trade and lease receivables is limited due to a large customer base. Based on the Company's credit evaluation, trade receivables may be collateralized by the equipment sold. The Company's lease receivable is collateralized by the equipment under lease. The note receivable is collateralized by the assets sold and supported by personal guarantees by the principals of the debtor.

8. Commitments

In addition to the warehouse and office space leased from a principal shareholder (see Note 6), the Company leases two additional office and warehouse spaces from unrelated third parties under operating leases expiring in December 2005 and March 2006. As of June 30, 2005, the Company is also obligated under two leases for future dry cleaning stores that aggregate $81,000 to $89,000 in annual base rent per year for the next five years. The Company anticipates assigning these leases to dry cleaning franchisees or other customers when the leased facilities are available for occupancy.

Minimum future rental commitments for leases in effect at June 30, 2005 approximates the following:

Year ended June 30	
2006	$ 211,000
2007	179,000
2008	184,000
2009	120,000
2010	89,000
Thereafter	12,000
Total	$ 795,000

Rent expense aggregated $158,044 and $157,387 for the years ended June 2005 and 2004, respectively.

As of June 30, 2005, the Company had no outstanding letters of credit.

The Company, through its manufacturers, provides parts warranties for products sold. These warranties are the responsibility of the manufacturer. As such, warranty related expenses are insignificant to the consolidated financial statements.

9. Deferred Compensation Plan

The Company has a participatory deferred compensation plan wherein it matches employee contributions up to 1% of an eligible employee's yearly compensation. Employees are eligible to participate in the plan after three months of service. The Company contributed approximately $7,000 and $9,000 to the Plan during fiscal 2005 and fiscal 2004, respectively. The plan is tax deferred under Section 401(k) of the Internal Revenue Code.

10. Earnings Per Share

The following reconciles the components of the earnings per share computation:

Year ended June 30, 2005

	Income (Numerator)	*Shares (Denominator)*	*Per Share Amount*
Net earnings	$ 706,263	7,023,146	$ .10
Effect of dilutive securities:			
Stock options	-	14,775	-
Earnings plus assumed dilution	$ 706,263	7,037,921	$ .10

Year ended June 30, 2005

	Income (Numerator)	*Shares (Denominator)*	*Per Share Amount*
Net earnings	$ 536,217	7,009,188	$ .08
Effect of dilutive securities:			
Stock options	-	22,872	-
Earnings plus assumed dilution	$ 536,217	7,032,060	$ .08

Notes to Consolidated Financial Statements

There were outstanding stock options to purchase 20,000 shares of the Company's common stock at June 30, 2004 that were excluded in the computation of earnings per share for such year because the exercise prices of the options were at least the average market price of the Company's common stock for that year. No options were excluded in fiscal 2005.

11. Dividends

The Company paid a $.05 per share annual dividend on October 31, 2003 to shareholders of record on October 17, 2003; a $.06 per share annual dividend on November 1, 2004 to shareholders of record on October 15, 2004 declared on September 27, 2004, and a $.035 per share semi-annual dividend on May 2, 2005 to shareholders of record on April 15, 2005.

On September 23, 2005 the Board of Directors declared a $.04 per share semi-annual dividend payable on November 1, 2005 to stockholders of record on October 14, 2005.

12. Stock Options

The Company's 2000 Stock Option Plan authorizes the grant (until May 2, 2010) of options to purchase up to 500,000 shares of the Company's common stock to employees, directors and consultants. The Company also has a 1994 Non-Employee Director Stock Option Plan which terminated as to future grants on August 23, 2004, but under which options to purchase 30,000 shares remain outstanding.

The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for stock options to employees and directors. Under APB Opinion No. 25, because the exercise price of the stock options equaled or exceeded the market price of the underlying stock on the date of grant, no compensation cost has been recognized. No options have been granted to consultants.

SFAS 123(R), "Share-Based Payment," will require compensation costs related to share based payment transactions to be recognized directly in the Company's consolidated financial statements beginning January 1, 2006.

Pursuant to the Company's 2000 Stock Option Plan, the Company may grant incentive stock options and nonqualified stock options. All options outstanding under the director plan are nonqualified stock options. Options under the 2000 Stock Option Plan may have a maximum term of 10 years, are not transferable and must be granted at an exercise price of at least 100% of the market value of the Company's common stock on the date of grant. However, incentive stock options granted to an individual owning more than 10% of the total combined voting power of all classes of stock issued by the Company must have an exercise price of at least 110% of the fair market value of the shares issuable on the date of the grant and may not have a term of more than five years. Incentive stock options granted under the 2000 Stock Option Plan are subject to the limitation that the aggregate fair market value (determined as of the date of grant) of those options which may first become exercisable in any calendar year cannot exceed $100,000.

Generally, options granted to date have become exercisable, on a cumulative basis, as to one-fourth of the shares covered thereby on each of the first four anniversaries of grant. Generally, options terminate three months following termination of service (except generally one year in the case of termination of service by reason of death or disability). There were no stock options granted in fiscal 2005 and 2004. Options granted under the plans also terminate upon a merger in which the Company is not the surviving corporation or in which shareholders before the merger cease to own at least 50% of the combined voting power in the elections of directors of the surviving corporation, the sale of substantially all of the Company's assets or the liquidation or dissolution of the Company, unless other provision is made by the board of directors.

Options under the 1994 Non-Employee Director Stock Option Plan have a term of 10 years, are not transferable and are exercisable at a price equal to 100% of the market value of the Company's common stock on the date of grant. Options under this plan are exercisable as to one-fourth of the shares covered thereby on each of the first four anniversaries of grant. Vesting accelerates upon a change of control of the Company (as defined in the Plan). Options terminate three months following termination of service (except one year in the case of termination of service by reason of death or disability).

A summary of options under the Company's stock option plans as of June 30, 2005, and changes during the year then ended is presented below:

	Shares	*Weighted Average Exercise Price*
Outstanding at beginning of year	50,000	$1.36
Granted	-	-
Exercised	(10,000)	1.00
Expired	(10,000)	2.00
Outstanding at end of year	30,000	$1.27
Options exercisable at year-end	30,000	$1.27
Options available for future grant at year-end	500,000	

A summary of options under the Company's stock option plans as of June 30, 2004, and changes during the year then ended is presented below:

	Shares	*Weighted Average Exercise Price*
Outstanding at beginning of year	439,000	$1.02
Granted	-	-
Exercised	(18,000)	1.00
Expired	(371,000)	1.00
Outstanding at end of year	50,000	$1.36
Options exercisable at year-end	50,000	$1.36

The following table summarizes information about outstanding stock options at June 30, 2005:

Range of Exercise Prices	*Number Outstanding at 6/30/05*	*Weighted Average Remaining Contractual Life*	*Weighted Average Exercise Price*	*Number Exercisable at 6/30/05*	*Weighted Average Exercise Price*
$ .91	20,000	3.3 years	$ .91	20,000	$ .91
$ 2.00	10,000	4.9 years	$ 2.00	10,000	$ 2.00

Notes to Consolidated Financial Statements

13. Note Receivable

On July 31, 2002, the Company sold substantially all of the operating assets (principally inventory, equipment and intangible assets) of its Metro-Tel segment, which was engaged in the manufacture and sale of telephone test equipment. The purchase price was $800,000 which was payable $250,000 in cash and a $550,000 promissory note, bearing interest at prime + 1%, (7.25% and 5.25% at June 30, 2005 and 2004, respectively) and payable monthly over 42 months commencing October 1, 2002. The promissory note is guaranteed by certain companies affiliated with the purchaser and the purchaser's and the affiliates' principal shareholders and is collateralized by the operating assets of the purchaser and the affiliated companies. The Company has agreed to subordinate payment of the promissory note, obligations of the affiliated companies of the purchaser under their guarantees and the collateral granted by the purchaser and the affiliated companies to the obligations of the purchaser and the affiliated companies to two bank lenders. The purchaser prepaid $50,000 of the note in 2003. As of June 30, 2005, there was $67,857 outstanding under this note. The remaining principal is due during fiscal 2006.

14. Segment Information

The Company's reportable segments are strategic businesses that offer different products and services. They are managed separately because each business requires different technology and marketing strategies.

Steiner-Atlantic Corp., Steiner-Atlantic Brokerage Corp. and DRYCLEAN USA Development Corp., wholly-owned subsidiaries of the Company, comprise the commercial and industrial laundry and dry cleaning equipment segment. Steiner-Atlantic Corp. is a supplier of dry cleaning equipment, industrial laundry equipment and steam boilers to customers in the United States, the Caribbean and Latin American markets. Steiner-Atlantic Brokerage Corp. acts as a business broker to assist others seeking to buy or sell existing dry cleaning and coin laundry businesses. DRYCLEAN USA Development Corp. develops turn-key dry cleaning establishments for resale to third parties.

DRYCLEAN USA License Corp. comprises the license and franchise operations segment.

The Company primarily evaluates the operating performance of its segments based on the categories noted in the table below. The Company has no sales between segments.

Financial information for the Company's business segments is as follows:

Year ended June 30,	2005	2004
Revenues:		
Commercial and industrial laundry and dry cleaning equipment	$ 18,023,119	$ 14,396,031
License and franchise operations	365,890	276,234
Total revenues	$ 18,389,009	$ 14,672,265
Operating income (loss):		
Commercial and industrial laundry and dry cleaning equipment	$ 1,178,238	$ 904,640
License and franchise operations	252,765	170,207
Corporate	(307,386)	(245,030)
Total operating income	$ 1,123,617	$ 829,817
Identifiable assets:		
Commercial and industrial laundry and dry cleaning equipment	$ 6,525,375	$ 6,325,915
License and franchise operations	781,416	655,744
Corporate	234,284	442,462
Total assets	$ 7,541,075	$ 7,424,121

For the years ended June 30, 2005 and 2004, export revenues, principally to the Caribbean and Latin America, aggregated approximately $2,973,000 and $2,340,000, respectively, of which approximately $2,833,000 and $2,209,000, respectively, related to the commercial and industrial laundry and dry cleaning equipment segment. All such sales are denominated in U.S. Dollars and, accordingly, the Company is not exposed to risks of foreign currency fluctuations as a result of such sales.

No single customer accounted for more than 10% of the Company's revenues in fiscal 2005 or 2004.


MULTI-JET
MJ 350

New Multi-Jet™ Dry Cleaning Machine

Reports of Independent Registered Public Accounting Firms

Board of Directors and Shareholders
DRYCLEAN USA, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheet of DRYCLEAN USA, Inc. and subsidiaries as of June 30, 2005, and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company was not required to have, nor were we engaged to perform, an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of DRYCLEAN USA, Inc. and subsidiaries as of June 30, 2005 and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

MORRISON, BROWN, ARGIZ & FARRA LLP

Miami, Florida
September 2, 2005, except for the second paragraph of Note 6 and the second paragraph of Note 11 as to which the date is September 23, 2005

Board of Directors and Shareholders
DRYCLEAN USA, Inc.
Miami, Florida

We have audited the accompanying consolidated balance sheet of DRYCLEAN USA, Inc. and subsidiaries as of June 30, 2004, and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of DRYCLEAN USA, Inc. and subsidiaries as of June 30, 2004, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Miami, Florida
September 1, 2004, except for Note 11 as to which the date is September 27, 2004

BDO Seidman, LLP

BDO Seidman, LLP

Corporate Information
Directors

William K. Steiner
Chairman of the Board of Directors

Michael S. Steiner
President & Chief Executive Officer

Venerando J. Indelicato
Treasurer & Chief Financial Officer

Lloyd Frank
Troutman Sanders, LLP

Stuart Wagner
Consultant

David Blyer
Consultant

Alan M. Grunspan
Carlton Fields, PA

Officers

William K. Steiner
Chairman

Michael S. Steiner
President & Chief Executive Officer

Alan I. Greenstein
Executive Vice President &
Chief Operating Officer

Venerando J. Indelicato
Treasurer & Chief Financial Officer

Lloyd Frank
Secretary

Alan M. Grunspan
Assistant Secretary

Independent Registered Public Accounting Firm

Morrison, Brown, Argiz & Farra, LLP
Miami, FL

Registrar & Transfer Agent

Registrar & Transfer Co.
Cranford, NJ

General Counsel

Troutman Sanders, LLP
New York, NY

Forward Looking Statements

Certain statements in this Report are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this Report, words such as "may," "should," "seek," "believe," "expect," anticipate," "estimate," "project," "intend," "strategy" and similar expressions are intended to identify forward-looking statements regarding events, conditions and financial trends that may affect the Company's future plans, operations, business strategies, operating results and financial position. Forward-looking statements are subject to a number of known and unknown risks and uncertainties that may cause actual results, trends, performance or achievements of the Company, or industry trends and results, to differ materially from the future results, trends, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions in the United States and other countries in which the Company's customers and suppliers are located; industry conditions and trends; technology changes; competition and other factors which may affect prices which the Company may charge for its products and its profit margins; the availability and cost of the equipment purchased by the Company; relative values of the United States currency to currencies in the countries in which the Company's customers, suppliers and competitors are located; changes in, or the failure to comply with, government regulation, principally environmental regulations; and the Company's ability to successfully introduce, market and sell at acceptable profit margins its new Green Jet® dry-wetcleaning™ machine and Multi-Jet™ dry cleaning machine; the Company's ability to implement changes in its business strategies and development plans; and the availability, terms and deployment of debt and equity capital if needed for expansion. These and certain other factors are discussed in this Report and from time to time in other Company reports filed with the Securities and Exchange Commission. The Company does not assume an obligation to update the factors discussed in this Report or such other reports.

Other Available Information

A copy of the Company's Annual Report on Form 10-KSB for the year ended June 30, 2005, as filed with the Securities and Exchange Commission, is available, without charge, to interested stockholders upon a written request therefor to:

DRYCLEAN USA, Inc.
290 N. E. 68th Street
Miami, FL 33138
Att: Investor Relations Dept.
E-mail: ir@drycleanusa.com

Internet Site
The Company's site at www.drycleanusa.com offers information about the Company, including its most recent quarterly results and news releases.